FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: March 29, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
March 29, 2006	AMEX: GLE

Glencairn Gold Reports 2005 Year-End Results

Glencairn Gold Corporation is pleased to report its financial results for the year ended December 31, 2005 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Glencairn website at www.glencairngold.com. The documents have been filed with SEDAR (www.sedar.com) and will be mailed to shareholders in the Company’s Annual Report.

The following is a summary of financial results and operating highlights for 2005:

•	Bellavista Mine in Costa Rica commissioned; attained commercial production in December 2005
•	Bellavista water management system proves more than adequate during record rainfall
•	Santa Pancha mine development on schedule at Limon
•	Revenue declined slightly to $19.4 million compared to $19.7 million in 2004
•	Net loss for 2005 was $4.1 million or $0.03 per share, an improvement from the $8.6 million loss or $0.06 per share in the prior year
•	Earnings from mining operations increased to $1.4 million compared to $1.1 million in 2004
•	Ounces of gold sold in 2005 declined to 43,228 ounces compared to 47,983 in 2004
•	Average realized prices for gold sales increased by 9% to $448 per ounce

The highlight of 2005 was the opening of Glencairn’s second gold operation, the Bellavista open pit mine in Costa Rica. Construction began late in 2003 while leach pad loading began in April, 2005. Commercial production was declared in December 2005. Bellavista is designed to produce an average of 60,000 ounces of gold per year. As a result, Glencairn forecasts combined production from Bellavista and its Limon operation in Nicaragua of approximately 99,000 ounces of gold in 2006 at an estimated cash operating cost of $312 per ounce of gold produced.

At the Limon Mine, the number of ounces sold in 2005 decreased to 39,478 ounces from 47,983 ounces in 2004. This was primarily due to a decline in average mine grade and a two-day suspension in mining operations due to a small group of current and former employees who, in

November 2005, temporarily blocked the road between the mine and mill. Another three-week shutdown occurred subsequent to year-end. Glencairn continues to seek a permanent resolution to the problem. The mine is currently operating.

The average realized price per ounce of gold increased for the second consecutive year, rising to $448 versus $410 in 2004.

Selected Financial Information

	2005	2004	2003
Gold sales (ounces)	43,228	47,983	45,927
Average spot gold price ($/ounce)	$ 445	$ 410	$ 363
Average realized gold price ($/ounce)	$ 448	$ 410	$ 332
Cash operating costs ($/ounce)	$ 369	$ 308	$ 248
Total cash costs ($/ounce)	$ 393	$ 331	$ 267

(in thousands, except per share amounts)
Sales	$ 19,383	$ 19,669	$ 16,182
Cost of sales	$ 15,931	$ 14,770	$ 11,395
Net loss	$(4,077)	($ 8,594)	($ 1,249)
Loss per share - basic and diluted	$ (0.03)	($ 0.06)	($ 0.02)

Cash	$ 6,799	$ 13,728	$ 14,903
Working capital	$ 6,144	$ 18,693	$ 20,165
Total assets	$ 70,239	$ 60,973	$ 38,723

Net loss for the year declined to $4.1 million compared to $8.6 million in 2004, or a $0.03 per share loss in 2005 and $0.06 per share loss in 2004. This decline came as a result of a $444,000 decrease in general and administrative expenses and a $3.2 million reduction in year-over-year exploration expenditures. In 2004, Glencairn had embarked on a major exploration drive following its acquisition of the Limon Mine, which resulted in a significant increase in reserves.

During the year, the Company spent $1.2 million on the development of the Santa Pancha deposit. Santa Pancha will become the main source of production at Limon by 2007.

Working capital at December 31, 2005, was $6.1 million, including $6.8 million cash, compared with $18.7 million at the end of 2004, of which $13.7 million was cash. For 2006, Glencairn has budgeted $1.5 million for a grinding mill at Bellavista and another $500,000 to start Phase Two of the leach pads. Limon will require capital expenditures of $2.8 million, mostly for the Santa Pancha development.

For further information, please contact:

Glencairn Gold Corporation Kerry Knoll, President and CEO Tel.: 416-860-0919 kknoll@glencairngold.com	Renmark Financial Communications Inc. Christina Lalli, Tel.: 514-939-3989 clalli@renmarkfinancial.com

Olav Svela, Vice President Investor Relations 416-860-0919 osvela@glencairngold.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2004 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.